EMPRO GROUP INC.

21, Jalan 15/23, Tiong Nam Industry Park

40200 Shah Alam

Selangor, Malaysia

BY EDGAR

June 14, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

Washington, D.C. 20549

Attn:	Juan Grana
Jessica Ansart

RE:	Empro Group Inc.
Draft Registration Statement on Form F-1
Submitted December 29, 2023
CIK No. 0002005569

Dear Sir / Madam:

On behalf of our client, Empro Group, Inc. (the “Company”), a Cayman Islands exempted company with limited liability, we hereby submit this letter in response to the comments set forth in that certain letter dated February 8, 2024 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the Company, relating to the Draft Registration Statement on Form F-1 that the Company originally submitted to the Commission on December 29, 2023 (the “Draft Registration Statement”).

The Company is responding to the Staff’s comments by filing an Amendment No. 1 to the Draft Registration Statement (the “Amended DRS”) that addresses the Staff’s comments, as more fully set forth below. For your convenience, the Staff’s comments have been retyped herein in bold.

Comment 1 Cover Page

We note your disclosure that the underwriters may exercise an over-allotment option. Please revise your cover page to provide narrative disclosure regarding the over-allotment option, including the number of shares that are subject to the over-allotment option. Refer to Item 501(b)(2) of Regulation S-K.

Response

In response to this comment, we have revised the cover page of the Amended DRS to provide narrative disclosure that we have granted the underwriters an option, exercisable for 45 days from the date of the prospectus contained in the Amended DRS, to purchase up to an aggregate of [●] additional Ordinary Shares at the initial public offering price, less underwriting discounts.

Comment 2 Cover Page

We note your disclosure on page 8 that your CEO and founder, Prof Dr. Coco Alex Yeoh may own a substantial number of the ordinary shares of Empro. Please revise your cover page to disclose Dr. Yeoh’s ownership percentage. Please also disclose whether you will be a “Controlled Company” under Nasdaq listing rules and, if so, whether you intend to rely on the exemptions as a controlled company. Please also include risk factor disclosure regarding the risks to investors stemming from the potential concentrated ownership of your company by your founder, including, if applicable, risk factor disclosure that discusses the effect, risks and uncertainties of being designated a controlled company, including but not limited to, the result that you may elect not to comply with certain corporate governance requirements.

Response

In response to this comment, we have revised the disclosures in the Amended DRS to state that Empro will be a “Controlled Company” under Nasdaq listing rules following the completion of the offering and that it intends to rely on the exemptions as a controlled company. We have also added risk factors to the Amended DRS to address this item and included a cross reference in the “controlled company” discussion on the cover page of the prospectus contained in the Amended DRS to the “Principal Shareholders” section of the prospectus contained in the Amended DRS.

Comment 3 Prospectus Summary, page 3

We note that you make various statements throughout the registration statement regarding your leadership in your field, consumer satisfaction and the competitive position of your brand and products including, but not limited to, the following:

●	your company is “a beloved brand, resonating profoundly with consumers;”
●	you are “[r]enowned as an icon and a trailblazing force in the realms of beauty and wellness;”

●	your cosmetic brand has been “a trusted companion to professionals and senior executives aged 30 and above delivering artistic finesse and top-tier quality in every product;”
●	you produce “the highest-grade medical masks that are trusted by numerous medical hospitals and government sectors;”
●	your products launched “have been well received and widely recognized by consumers;”
●	you “have consistently delivered safe, efficacious, and innovative beauty and wellness products, earning the trust of millions of customers and partners;”
●	you have “established [y]ourselves as a trusted name in the beauty and wellness industry;”
●	you currently stand “as an industry leader in beauty and wellness;”
●	your reference to SpaceLift as “a premier brand in the international market;” and
●	your company “a leading force in the ASEAN and Hong Kong beauty and wellness industry.”

Please revise your disclosure throughout the prospectus to provide the basis for any statements, including the those above, related to leadership in your field, consumer satisfaction and the competitive position of your brand and products. Please also ensure you disclose any relevant metrics on which these statements are based and any material assumptions. Refer to Item 4.B.7 of Form 20-F.

Response

In response to this comment, we have removed and/or revised a number of the statements identified in the bullet points above, and have provided further basis for certain of the statements, as reflected throughout the prospectus contained in the Amended DRS.

Comment 4 Prospectus Summary, page 3

Please address the following items related to the description of your business throughout your prospectus summary:

●	We note your disclosure on page 3 that you “have gracefully transcended our origins in the beauty industry to embrace the holistic realm of wellness.” Please revise your disclosure here to briefly discuss the evolution of your operations, including your transition from the beauty industry to the wellness industry. In doing so, please clarify the differences between these industries.

●	We note your disclosure on page 3 that your “success is further bolstered by a robust presence in both physical and digital retail spaces.” Please revise your disclosure to provide a brief discussion of the products offered in physical and/or digital locations.

●	We note your disclosure on page 4 and on page 62 that one of your competitive strengths is “[r]our revenue diversification enhances your financial resilience.” We also note, however, that for the fiscal year ended December 31, 2022 97.48% of your revenue was from your health care segment as compared to 2.52% from your cosmetics and skin care. Given this substantial concentration of revenue derived from one of your business segments, please revise your disclosure to explain what you mean by your “revenue diversification.”

Response

In response to the comment raised in the first bullet above, we have revised the disclosure throughout the prospectus contained in the Amended DRS to discuss the Company’s history and continuing efforts within the key healthcare and beauty (i.e., cosmetics and skincare) business segments, which the Company views as its key business segments. The disclosure no longer discusses an evolution or transition of the Company’s operations from the beauty industry to the wellness industry.

In response to the comment raised in the second bullet above, we have revised the disclosure throughout the prospectus contained in the Amended DRS to note that the Company’s healthcare, cosmetics and skincare products are (or will be once launched) offered in the retail locations of the Company and its distribution partners, such as Watsons and Sasa, as well the online platforms maintained by the Company, Watsons, Sasa, Shopee, Lazada and other distribution partners. (See, for example, pages 3, 46, 60 and 63 of the prospectus contained in the Amended DRS)

In response to the comment raised in the third bullet above, we have revised the disclosure throughout the prospectus contained in the Amended DRS to note that while the Company’s revenues have been heavily concentrated in the healthcare segment in recent years, the Company is, in response to that revenue concentration, working through a strategic plan to diversify its revenue sources through expanded marketing efforts for its signature triangular eyebrow pencils, the introduction of eyebrow pencils under the Premio and Mios brands that target a different segment of the market, and the introduction of its new skincare product SpaceLift. It is the Company’s hope and expectation that its product revenue will be diversified in future periods as a result of these strategic efforts. (See page 65 of the prospectus contained in the Amended DRS)

Comment 5 Prospectus Summary, page 3

We note your disclosure here and throughout the registration statement regarding the safety and efficacy of your products, including, but not limited to, the following:

●	Your “unwavering commitment to providing safe, professional-grade products of uncompromising quality;”

●	Your “track record of consistently delivering safe, efficacious and innovative beauty and wellness products;”
●	Your standing as “a symbol of unwavering commitment to beauty, quality, and safety;”
●	Your commitment to “ensur[ing] not only beauty but also safety in every aspect of [y]our products;”
●	Your policy with respect to launched products “whereby all must be certified as safe to use;” and
●	Your product SpaceLift “provides a natural and safe anti sagging and anti-aging solution for those who seek for a safe and effective lifting product.”

Safety and efficacy are determinations that are solely within the authority of the U.S. Food and Drug Administration (FDA) or similar foreign regulators. It is unclear from the disclosure of applicable regulations beginning on page 70 whether the FDA counterpart, or another regulatory body, in Malaysia makes safety determinations with respect to your products. In this regard, we also note your risk factor disclosure on page 19 that references the complex product safety laws, regulations, and standards that your healthcare and beauty products must adhere to. Please revise both the section beginning on page 70 and the risk factor on page 19 to clarify the relevant regulatory body and to discuss in greater detail the specific product safety laws, regulations, and standards that apply to your products. Finally, in your summary here and throughout the registration statement, as appropriate, please either omit safety and efficacy claims or revise to explain which of your products have been approved by the FDA-equivalent regulatory authority in Malaysia.

Response

In response to this comment, we have revised the risk factor on page 19 of the prospectus contained in the Amended DRS and the discussion regarding applicable regulations beginning on page 75 of the prospectus contained in the Amended DRS to note that the Company’s medical face masks are regulated by the Medical Device Authority of Malaysia have obtained Good Distribution Practice for Medical Devices, and that the Company’s skincare and cosmetics products are regulated under the National Pharmaceutical Regulatory Agency. We have also added disclosures in the section “Business – Product Safety” on page 61 of the prospectus contained in the Amended DRS that discuss the various tests to which the Company’s products – including its face masks and its SpaceLift skincare product – have been subject, including a chart summarizing this information, which disclosures we believe support the claims regarding product safety (and a commitment thereto) contained in the Amended DRS.

Comment 6 Risk Factors, page 12

Please provide additional risk factor disclosure regarding your operations in Malaysia. For example, discuss in further detail any risks, including but not limited to geopolitical, economic, environmental, and other risks, that are particular to operating a business in Malaysia.

Response

In response to this comment, we have added and/or revised risk factors contained in the Amended DRS to address certain risks that are particular to operating a business in Malaysia, including the following:

●	Our business is subject to complex and evolving product safety laws, regulations and standards. If we fail to comply with these laws, regulations and safety standards or our products otherwise have defects, we may be required to recall products and may face penalties and product liability claims, either of which could result in unexpected costs and damage our reputation. (See page 19 of the prospectus contained in the Amended DRS)

●	Complying with numerous health, safety and environmental regulations is both complex and costly. (See page 20 of the prospectus contained in the Amended DRS)

●	We may be subject to export and import control laws and regulations that could impair our ability to compete in international markets or subject us to liability if we violate such laws and regulations. (See page 20 of the prospectus contained in the Amended DRS)

●	Fluctuations in exchange rates in the Malaysian Ringgit (“RM”) could adversely affect our business and the value of our securities. (See page 20 of the prospectus contained in the Amended DRS)

●	Malaysia is experiencing substantial inflationary pressures which may prompt the governments to take action to control the growth of the economy and inflation that could lead to a significant decrease in our profitability. (See page 20 of the prospectus contained in the Amended DRS)

●	If inflation increases significantly in ASEAN countries, our business, results of operations, financial condition and prospects could be materially and adversely affected. (See page 20 of the prospectus contained in the Amended DRS)

●	The market for beauty products in Malaysia and Southeast Asia is continuously evolving and may not grow as quickly as expected, or at all, which could negatively affect our business and prospects. (See page 17 of the prospectus contained in the Amended DRS)

●	Compliance with Malaysia’s Personal Data Protection Act 2010, Personal Data Protection Order 2013, and any such existing or future data-privacy related laws, regulations, and governmental orders may entail significant expenses and could materially affect our business. (See page 25 of the prospectus contained in the Amended DRS)

Comment 7 Risk Factors, page 12

Please revise your risk factors to include specific risks relating to your operations. As an example only, in the risk factor on page 14 “We may not be able to successfully implement our growth strategy,” please consider disclosing what target markets you are referring to and providing detail regarding your portfolio of brands. Likewise, in the risk factor on page 16 “The sale of counterfeit product may affect our reputation and profitability,” please consider revising to disclose the counterfeit products that this risk is addressing.

Response

In response to this comment, we have revised the risk factors included in the Amended DRS to more specifically address risks relating to the Company’s operations. With respect to the risk factor “We may not be able to successfully implement our growth strategy”, appearing on page 14 of the prospectus contained in the Amended DRS, we have, among other things, revised the risk factor to clarify that the Company’s business strategy involves “expanding sales, establishing new markets and expanding our product portfolio through the introduction of our new SpaceLift skincare product and the introduction of products under our Premio and Mios brands.” Also, with respect to the risk factor “The sale of counterfeit product may affect our reputation and profitability”, appearing on page 16 of the prospectus contained in the Amended DRS, we have revised the risk factor to state that the Company is not aware of any counterfeiting to date, but that the potential for, and danger arising from, counterfeiting applies generally to the healthcare and beauty products that the Company offers.

Comment 8 We may not be able to maintain profitability in the future, page 15

Please revise this risk factor to disclose your current and historical net profits.

Response

In response to this comment, we have updated the risk factor on page 15 of the prospectus contained in the Amended DRS to disclose net profit (loss) for the fiscal years ended December 31, 2023 and 2022.

Comment 9 We rely on a limited number of ODM/OEM and packaging supply partners to produce our products. The loss of one or more of these ODM/OEM . . ., page 18

We note your disclosure that you “primarily depend on a limited number of ODM/OEM and packaging supply partners in Malaysia for producing most of [y]our products”. Please revise this risk factor to disclose which of your products this risk is referring to.

Response

In response to this comment, we have revised the risk factor on page 18 of the prospectus contained in the Amended DRS to reflect that the Company’s manufacturing partner for its medical face masks is Jingga Anggun Sdn Bhd, and that the Company’s manufacturing partner for its beauty products (specifically, its eyebrow pencils and its SpaceLift skincare product) is Mosfac Sdn Bhd.

Comment 10 Failure to maintain or renew our current leases or locate desirable alternatives for our facilities could materially and adversely . . ., page 21

We note your disclosure that some of your leases “include covenants that require meeting certain turnover or operational result commitments periodically.” Please revise your disclosure to discuss these covenants in further detail, including by providing the specific turnover and operational result commitments and disclosing whether the company has historically been in compliance with these covenants.

Response

In response to this comment, we have reviewed the Company’s leases, and while some of the leases relating to retail locations include a formula that provides for monthly payments that are tied to the monthly operational results at such retail locations, the Company’s leases do not require that any turnover or operational results be attained. As a result, we have revised the disclosure to remove the paragraph that appeared on page 21 that referred to turnover and operational result commitments, and to expand the disclosure under “Properties and Facilities” on page 74 of the prospectus contained in the Amended DRS to describe the monthly payments that may be tied to operational results (i.e., monthly rent is the greater of $X or X% of monthly gross sales).

Comment 11 Our ability to enrich our content offerings could be substantially impaired if we fail to cooperate with third-party content providers . . ., page 25

We note your disclosure that you currently generate content through your in-house editorial team and through collaborations with third-party professional content providers. Please revise your disclosure to clarify the types of content that these third-party providers are helping you to generate and discuss briefly how it contributes to your business activities.

Response

In response to this comment, we have revised the risk factor on page 26 of the prospectus contained in the Amended DRS to disclose as follows: “We currently generate content through our in-house editorial team and through collaborations with third-party professional content providers. We collaborate with third-party professional content providers to enhance the breadth and depth of our content offerings. These third-party content providers include specialized agencies, freelance writers, and industry experts who contribute articles, blog posts, whitepapers, and multimedia content on a range of topics relevant to our business activities. We believe that their expertise and diverse perspectives enrich our content portfolio, helping us to engage with our audience more effectively, establish thought leadership in our industry, and drive traffic to our platforms. Additionally, the contributions of third-party content providers enable us to cover a broader spectrum of subjects, ensuring that we deliver comprehensive and valuable information to our audience.”

Comment 12 Use of Proceeds, page 39

We note that you plan to allocate 23% of the proceeds from this offering to “Market Penetration & Development”. Please revise your disclosure to discuss this in further detail, including, but not limited to, specific expansion and development plans in the near term, including reference to how far into the market penetration and development plans the proceeds will enable you to reach, as applicable.

Response

In response to this comment, we have added a paragraph to the Use of Proceeds section on page 40 of the prospectus contained in the Amended DRS that provides further detail about the portion of the proceeds of the offering to be allocated to Market Penetration & Development.

Comment 13 Corporate History and Structure, page 44

We note your disclosure that in connection with the offering you have undertaken a reorganization of your corporate structure. Please describe the material provisions of any agreements entered into in connection with the reorganization and please file these agreements as exhibits or provide your analysis as to why you believe the agreements are not required to be filed. Refer to Item 601(b)(2) of Regulation S-K.

Response

In response to this comment, we advise the Staff that, as of the date of this letter, we have completed the first two items regarding the restructuring that are specified under the heading “Our Corporate History” on page 45 of the prospectus contained in the Amended DRS, namely that on November 22, 2023, Empro Group was incorporated under the laws of the Cayman Islands and it issued one (1) Ordinary Share to its founding shareholder for aggregate consideration of $0.0001. The other steps necessary to complete the reorganization have not yet been completed, such as the acquisition by Empro Group of 100% of the equity interests in EMP Solution from its shareholders. We currently anticipate that the restructuring will be completed as we proceed with, but prior to the closing of, the offering. We will describe in the prospectus the material provisions of the agreements that are entered into in connection with the reorganization, and file such agreements as exhibits to the Registration Statement as applicable.

Comment 14 Management’s Discussion And Analysis Of Financial Condition And Results Of Operations Key Factors that Affect Our Results of Operations, page 45

We note your disclosure that the COVID-19 pandemic significantly heightened the demand for medical masks. We also note that revenue from health care, which involves trading and wholesaling of medical masks, COVID-19 test kits and related products, was 97.48% of your revenues in Fiscal 2022. Please revise your disclosure here to discuss how continued recovery from the COVID-19 pandemic throughout 2023 impacted your revenues. Please also revise your risk factor disclosure to discuss risks to your business related to the ongoing recovery from the COVID-19 pandemic.

Response

In response to this comment, we have revised the disclosure on page 46 of the prospectus contained in the Amended DRS to note that the Company experienced a notable reduction in its monthly sales throughout 2023 primarily attributed to the ongoing recovery from the COVID-19 pandemic. At the same time, the revised disclosure also notes that the Company shifted more effort toward its cosmetic and skincare products during fiscal year 2023, which resulted in higher revenue recorded in that business segment during fiscal year 2023, as well as in revenue generated from that business segment representing a higher percentage of the Company’s overall revenues during fiscal year 2023.

Comment 15 MD&A, page 45

Please revise the MD&A section to specifically explain the variances reflected in the financial statements included in the document. In this regard, we note that the financial statement amounts are expressed in Malaysian currency, not United States currency. See Instruction 2 to Item 5 of Form 20-F.

Response

In response to this comment, we advise the Staff to please see the financial statements and the MD&A section included in the Amended DRS, which has been updated to align the disclosures in the financial statements and the MD&A section.

Comment 16 Key Financial Performance Indicators, page 46

We note your disclosure that you derive revenue from health care and from cosmetics and skin care. Please revise your disclosure here and elsewhere in the registration statement, including the business section, to clarify that you operate under these two segments and to provide a geographic breakdown of your revenues. Refer to Item 4.B.2 of Form 20-F.

Response

In response to this comment, we have revised the disclosure throughout the Amended DRS to reflect that the Company operates under, and derives revenue from, its healthcare segment and from its beauty segment (which encompasses cosmetics and skincare). We have also included in the MD&A section, on page 49 of the prospectus contained in the Amended DRS, a table that reflects a geographic breakdown of revenues from each of the healthcare and beauty business segments.

Comment 17 Operating Costs, page 48

Please quantify and discuss your costs of goods sold and gross profit as presented in your financial statements. In addition, identify the material components included in your “Others” line item and discuss their variances for each period presented.

Response

In response to this comment, we have included a table under the heading “Operating costs” in the MD&A section of the Amended DRS that provides the requested information.

Comment 18 Business – Our History, page 59

We note your disclosure on page 60 that you have “invested heavily to send our products to reputable international organizations for testing and certification.” Please revise your disclosure to identify the products you have tested as well as the full name of the international organizations that conducted this testing and certification. Please also describe the testing that was conducted, including the test design, parameters, primary and secondary endpoints, the results as they relate to the endpoints and any statistical analysis that was done. Please also disclose any observed serious adverse events.

Response

In response to this comment, we have expanded the disclosure under the heading “Product Safety” beginning on page 61 of the prospectus contained in the Amended DRS to discuss in more detail the testing that has been done to the Company’s products, including the identity of the applicable products, a description of the tests and the name of the organizations that conducted the testing, including a chart summarizing the foregoing.

Comment 19 Our Business Model, page 60

We note your disclosure that you “plan to allocate a portion of [y]our annual budget to overseas exhibitions and research and development activities.” Please revise your disclosure in your business section to identify the overseas exhibitions in which you plan to participate. Please also revise your registration statement in an appropriate location to discuss your planned research and development activities in further detail, including by providing a description of your research and development policies for the past three years. Refer to Item 5.C. of Form 20-F.

Response

In response to this comment, we have revised the disclosure on page 62 of the prospectus contained in the Amended DRS to list the international shows and exhibitions outside of Malaysia in which Empro has participated or intends to participate. Specifically, during 2024, Empro has participated in, or plans to participate in, the following shows and exhibitions outside of Malaysia, with the potential for additional engagements to be added as the year continues: CIBE, Guangzhou, China - March 2024; Cosmoprof, Bologna, Italy - March 2024; XIBE, Shanghai, China - June 2024; Beauty Istanbul, Turkey - October 2024; Beauty World Dubai, UAE - October 2024; and Medica Dusseldorf, Germany - November 2024.

We have also revised the disclosure on page 62 of the prospectus contained in the Amended DRS under the heading “Our Business Model” to provide additional details regarding Empro’s research and development strategy, including its recent research and development expenses.

Comment 20 Marketing Strategy, page 61

We note your disclosure on page 50 that states that your marketing efforts “encompass traditional channels but also leverage digital platforms and e-commerce to reach a broader and more diverse customer base.” Please revise your disclosure here to describe all of the marketing channels used by the company, including an explanation of any special sales methods employed. We note that you have established local trading term agreements that you state “ensures the stability of [y]our sales and the attainment of targeted goals.” Please revise to explain in detail, with reference to specific terms, how these local trading term agreements provide this stability and support your goals. Refer to Item 4.B.5 of Form 20-F.

Response

In response to this comment, we have added a cross reference under “Market Penetration and Development” on page 51 of the prospectus contained in the Amended DRS to the “Marketing Strategy” section on page 63 of the prospectus contained in the Amended DRS, which has been expanded to further describe the marketing channels used by the company.

Comment 21 Relationships with Partners, Regulators, and Government, page 62

We note your disclosure throughout the registration statement discussing the various exclusive distribution, manufacturing, and sales arrangements that you have established, including the following:

●	We note your disclosure on pages 3 and 59 that you have secured exclusive distributorships with original equipment manufacturers in Korea and China to distribute and market a range of eyebrow pencils, including your proprietary triangular eyebrow pencil;
●	We note your disclosure on pages 3 and 59 that you have sole and exclusive rights with manufacturers to supply and distribute surgical and medical grade face masks, and to distribute your skincare product, SpaceLift;
●	We note your disclosure in risk factors on pages 18 and 19 that you depend on a limited number of ODM/OEM and packaging supply partners with whom you have entered into framework agreements for producing most of your products and that your rely on them to procure raw materials;
●	We note your disclosure in a risk factor on page 25 that you generate content in part through collaborations with third-party professional content providers;
●	We note your disclosure on page 60 that you have secured “private label deals” with pharmacy chains, for long term sales for your face masks products;
●	We note your disclosure on page 63 that you have established a partnership with The Siam Cement Public Corporation Limited in Thailand as a distributor; and
●	We note your disclosure on page 65 that your “collaborative efforts extend to key partnerships with prominent players in the personal care industry, such as Watson, Guardian, and SASA, strategically covering every corner of Malaysia.”

Please revise your disclosure here or elsewhere in the business section, as appropriate, to provide a summary of each material contract other than contracts entered into in the ordinary course of business, to which the company or any member of the group is a party, for the two years immediately preceding the registration statement, including dates, parties, general nature of the contracts, terms and conditions, and amount of any consideration passing to or from the company or any other member of the group. Refer to Item 10.C. of Form 20-F. Please also file these material agreements as exhibits, including the supply agreement with Mosfac Sdn Bhd., or provide your analysis as to why you believe the agreements are not required to be filed. Refer to Item 601(b)(10) of Regulation S-K.

Response

In response to this comment, we have substantially expanded the disclosure under the heading “Relationships with Partners, Regulators, and Government” beginning on page 65 of the prospectus contained in the Amended DRS to describe the material contracts that Empro has entered into with respect to its healthcare, cosmetics and skincare products, including supply and distribution agreements. We have also added a chart that summarizes this information. Moreover, we have added the following agreements to the Exhibit Index of the Amended DRS, and will file them as part of the first live filing of the registration statement:

●	Letter of Undertaking to Supply Products dated December 12, 2020 between EMP Solution and Mosfac Sdn Bhd. (Exhibit 10.2)
●	Agreement for Supply of Goods effective July 1, 2023 between EMP Solution and Hong Kong Sa Sa (M) Sdn Bhd. (Exhibit 10.3)
●	Trading Terms Agreement dated January 2020 between EMP Solution and Watson’s Personal Cre Stores Sdn Bhd. (Exhibit 10.4)
●	Trading Terms Agreement dated September 2023 between EMP Solution and Watson’s Personal Care Stores Sdn Bhd. (Exhibit 10.5)
●	WTCMY Exclusivity Agreement dated January 2024 between EMP Solution and Watson’s Personal Care Stores Sdn Bhd. (Exhibit 10.6)

Comment 22 Investment in New Technologies Customized – CRM for B2B and B2C, page 63

We note your disclosure that you have made significant investments and will continue to do so in the development of an in-house e-commerce application. Please revise your disclosure to discuss the current stage of development of this in-house e-commerce application and to explain how the platform will cater to the needs of your B2B and B2C customers.

Response

In response to the comment, we have revised the disclosure regarding the e-commerce application under the heading “Investment in New Technologies – Customized CRM for B2B and B2C” on page 68 of the prospectus contained in the Amended DRS to discuss the current stage of development of the e-commerce application and explain how it will address the needs of our customers.

Comment 23 Our Growth Strategies, page 63

Please address in your discussion of your growth strategies beginning here the following items related to your expansion plans into new markets and territories:

●	We note your disclosure on page 50 that your marketing efforts “will fortify [y]our foothold in existing markets and unlock new growth horizons in international territories.” Please revise your disclosure to clearly identify the international territories in which you plan to expand your business and clarify whether you are already present in those territories and intend to expand within those regions or whether you will be a new entrant to those international markets. Please also discuss the specific marketing efforts you intend to use to accomplish this international expansion.

●	We note your disclosure on page 60 that you “plan to launch products customized for different age groups, genders and ethnicities”. Please revise your disclosure to discuss the new products that you plan to launch, including the anticipated timing to launch, the new target customers and the new markets into which you are launching.

●	We note your disclosure on page 63 that you plan to expand physical stores. Please revise your disclosure to discuss your strategy to expand your physical store locations including in which geographic markets you plan to expand, the number of locations you anticipate opening and the expected timing for those physical stores to open.

Response

In response to this comment, we have revised the disclosure in the prospectus contained in the Amended DRS to discuss the international territories into which Empro plans to expand (See, e.g., “Expansion into New Markets or Territories” on page 68 of the prospectus contained in the Amended DRS), as well as the new products that Empro plans to launch and the target customers for such products (such as, for example, the launch of eyebrow pencils under the Premio and Mios brands, each targeting a different group of consumers) (See the discussion under the heading “Our Business Model” on page 62 of the prospectus contained in the Amended DRS). We also discuss, under the heading “Strategic Expansion for Sustained Corporate Advancement” beginning on page 69 of the prospectus contained in the Amended DRS, that Empro’s strategy regarding the opening of new retail outlets will be cautious, and that Empro plans to refrain from heavy investments in physical locations in favor of other strategic initiatives.

Comment 24 Our Business Divisions, page 64

Please revise your disclosure to clearly identify each of your existing and planned products and to provide an overview of the status of development and commercialization for each one, including the customer target group and the markets in which the product is offered.

Response

In response to this comment, please note that Empro sells products within its beauty division, which encompasses cosmetics and skincare, and within its healthcare division. With respect to cosmetics, Empro’s principal product is the triangular eyebrow pencil, which it sells (or will sell) under the Empro, Premio and Mios brand names. The eyebrow pencil under the Empro brand is Empro’s signature beauty product, is marketed broadly toward working professionals, and has long been a part of Empro’s product offerings. The eyebrow pencil under the Premio brand, with a launch scheduled for the third quarter of 2024, is targeted towards middle-income working executives and is aimed at the Malay market across Malaysia and Muslim countries. The eyebrow pencil under the Mios brand, with a launch scheduled for the third quarter of 2024, caters to a younger demographic with its affordable pricing and vibrant, colorful design.

With respect to skincare, Empro’s principal product is its new SpaceLift skincare product, which is in the process of being launched. With respect to healthcare, Empro’s principal products are its medical face masks, which it has marketed since early in the COVID-19 pandemic.

Empro plans to launch a new eyeliner and mascara product under the Empro brand in June 2024, to be followed by the launch of a new eyeliner and mascara product under the Mios brand in the third quarter of 2024.

We have revised the disclosure in the “Business” section of the Amended DRS, beginning on page 60, as well as other applicable sections of the Amended DRS, to reflect the abovementioned products and their respective stages of development and commercialization and target customer groups.

Comment 25 Supply Chain and Distribution, page 65

We note your disclosure in a risk factor on page 19 that you “outsource [y]our product manufacturing to third-party ODM/OEM and packaging suppliers, relying on them to procure raw materials.” We also note your disclosure here that you “strategically navigate the procurement landscape, securing raw materials and mitigating reliance on a limited supplier base.” Please revise your disclosure here to clarify the sources and availability of raw materials used in your products, including a description of how you procure raw materials and whether you rely on suppliers or secure them yourself as well as a discussion of whether prices of your principal raw materials are volatile. Refer to Item 4.B.4. of Form 20-F.

Response

In response to this comment, we have revised the disclosure under “Supply Chain and Distribution” beginning on page 70 of the prospectus contained in the Amended DRS to clarify that the Company relies on its manufacturing partners to source raw materials for its products, and to discuss the impact of volatility in the prices of the raw materials used in the Company’s products.

Comment 26 Quality Control, page 66

We note your disclosure that you adhere to ISO13458, GDPMD, CE and USFDA. Please revise your disclosure to discuss these standards.

Response

In response to this comment, we have revised the disclosure to discuss, under “Quality Control” on page 71 of the prospectus contained in the Amended DRS, the ISO13458, GDPMD, CE and USFDA standards to which Empro adheres with respect to its medical face mask products.

Comment 27 Trademark and Intellectual Property, page 67

Please revise your discussion here to disclose all of your material issued or pending patents, owned or licensed. For each material patent or patent application, please disclose:

●	the specific product(s) to which such patents or patent applications relate;
●	the type of patent protection;
●	the expiration dates;
●	and applicable material jurisdictions, including any foreign jurisdiction.

Please also consider providing this information in tabular format. Additionally, please ensure your disclosure here discusses any trademarks or licenses on which your business depends. Refer to Item 4.B.6. of Form 20-F.

Response

In response to this comment, we have expanded the disclosure in the Amended DRS to include, on page 72, tables setting forth the information noted in the comment with respect to our registered trademarks and patents, and applications therefor.

Comment 28 Competition, page 68

Please revise your disclosure to discuss your market position as compared to your main competitors in the healthcare and cosmetics and skincare sectors. We note your disclosure that you are “a leading force in the ASEAN and Hong Kong beauty and wellness industry”.

Response

In response to this comment, we have revised the disclosure in the “Competition” section of the Amended DRS on page 73 to state that Empro is “a small but established player in the ASEAN beauty and healthcare industry, with an established history of sales of our signature triangular eyebrow pencil products within Malaysia and other ASEAN countries, and to strategically expanding our product offerings and operations. We strive to continuously evolve, while focusing on quality, prioritizing data security and privacy, protecting our intellectual property, and navigating the competitive markets in which we operate through innovation and sustainability.”

Comment 29 Management, page 73

We note your disclosure that Professor Yeoh served as the Head of Science for the Art Industry Scheme Committee (IPEC/ISO17024) and as a director of the Malaysia Branch of the Korea International Beauty & Health General Union. Please disclose the period during which Professor Yeoh served.

Response

In response to this comment, we have revised the disclosure in the Amended DRS on page 78 of the prospectus contained therein to disclose that Prof. Yeoh has served as the Head of Science for the Art Industry Scheme Committee (IPEC/ISO17024) from 2016 to present and as a director of the Malaysia Branch of the Korea International Beauty & Health General Union from 2016 to present.

Comment 30 Terms of Directors and Executive Officers, page 74

We note your disclosure that “[a]n appointment of a director may be on terms that the director will automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between our Company and the director, if any, but no such term will be implied in the absence of express provision.” Please disclose any material risks to investors stemming from your directors not serving a fixed term.

Response

In response to this comment, we have updated the disclosure in the Amended DRS, and will update the memorandum and articles of association of the Company, to provide that: “Each director shall be appointed for a term expiring at the next-following annual general meeting of the Company. At any such annual general meeting, directors will be elected by Ordinary Resolution. At each annual general meeting of the Company, each director elected at such meeting shall be elected to hold office for a one-year term and until the election of their respective successors in office or removal pursuant to the articles of association.” As a result, we do not believe any new risk factors are necessary at this time.

Comment 31 Description of Share Capital, page 79

We note your disclosure on page 80 that “[e]ach Preferred Share entitles its holder to one vote on all matters subject to vote at general meetings.” We further note your disclosure later on page 80, however, that there will be “one vote for each Ordinary Share and [two votes] for each Preferred Share.” Please revise your disclosure here to clarify voting rights for your preferred shares. To the extent that holders of preferred shares will have different voting rights from holders of ordinary shares, please revise your cover page disclosure to discuss the disparate voting rights between these holders and revise your risk factor disclosure to discuss the material risks to investors as a result of these disparate voting rights.

Response

In response to this comment, we have revised the disclosure in the Amended DRS on page 85 to state that the board of directors will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series of preferred stock, to the extent that shares of preferred stock are designated from time to time.

Comment 32 Audit Report, page F-2

Please include an audit report that fully complies with the requirements of PCAOB Auditing Standard 3101 paragraphs 8.e and 10. Also, the audit report must specifically reference International Financial Reporting Standards as issued by the IFSB.

Response

In response to this comment, please see the audit report that is contained in the financial statements included in the Amended DRS beginning on page F-2.

Comment 33 Statement of Profit or Loss, page F-6

It appears that EPS data should be disclosed. See IAS 33.

Response

In response to this comment, please see the Statement of Profit or Loss contained in the financial statements included in the Amended DRS on page F-6, where EPS data is now disclosed.

Comment 34 Statements of Cash Flows, page F-8

Please clarify where you have presented the 2,380,000 of dividends paid (p. F-7) on your Statements of Cash Flows. If the dividend was declared but not paid, please tell us whether a liability was recognized. Also, please tell us the accounting guidance you applied in classifying the amounts due from Director as an operating activity instead of as an investing or financing activity.

Response

In response to this comment, please note that the referenced dividend was used to offset amounts due from a director, who was the sole shareholder of EMP Solution at that time. Thus, there was no cash outflow and no liability was recognized.

Comment 35 Basis of Presentation, page F-11

Please disclose the date when the financial statements were authorized for issue and who gave that authorization as required by paragraph 17 of IAS 10.

Response

In response to this comment, please see the audit report contained in the financial statements included in the Amended DRS beginning on page F-2.

Comment 36 Note 13. Bank Borrowings, page F-37

Please disclose here or in MD&A what the maturity date is according to the term loan agreement.

Response

In response to this comment, we have updated the MD&A section included in the Amended DRS to include the following table, which summarizes the maturity dates of the term loan liabilities as of December 31, 2023:

Term Loan	Maturity Date
CIMB	03 July 2030
Standard Chartered	27 May 2030
Ambank	04 August 2030
Maybank	30 November 2031

Comment 37 Note 24, Related Party Disclosures, page F-45

Please reconcile your disclosures herein as well as Notes 7 and 14 to the disclosures presented on pages 66 and 78 related to your agreements with Jingga Anggun Sdn Bhd and Mosfac Snd Bhd. In addition, please disclose any commitments associated with your agreements with these related parties. Refer to paragraph 18 of IAS 24.

Response

In response to this comment, please see Note 27 (Related Party Disclosures) to the financial statements included in the Amended DRS, which seeks to address this comment.

Comment 38 Item 6. Indemnification of Directors and Officers, page II-1

We note your disclosure describing the indemnification provisions of your articles of association. Please amend your risk factor disclosure to include a risk factor describing the limitations on director and officer liability and indemnification discussed here, and related risks to investors.

Response

In response to this comment, we have added the following risk factor to the Amended DRS:

We may not have sufficient funds to satisfy indemnification claims of our directors and officers.

We have agreed to indemnify our officers and directors to the fullest extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or dishonesty. Our obligation to indemnify our officers and directors may discourage shareholders from bringing a lawsuit against our officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our officers and directors, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our officers and directors pursuant to these indemnification provisions.

Comment 39 General

We note your disclosure on page 21 that you have “started to expand into Southeast Asia and Hong Kong regions, where [you] have already established operations,” on page 63 that your triangular eyebrow pencil “has transcended borders from ASEAN to the sophisticated markets of China, Hong Kong, and Europe,” and on page 68 that you are “a leading force in the ASEAN and Hong Kong beauty and wellness industry.” Please provide us your analysis as to whether you are a China-Based Issuer. If so, please revise your filing, as applicable, to provide more specific and prominent disclosures about the legal and operational risks associated with China-based companies. For additional guidance, please see the Division of Corporation Finance’s Sample Letters to China-Based Companies issued by the Staff in December 2021 and July 2023.

Response

In response to this comment, as of the date of this letter, Empro does not have any presence in China or Hong Kong, and it does not generate any product sales in China or Hong Kong, other than $21,778 of product sales in Hong Kong during 2023, with such sales arising from sales of Empro’s new SpaceLift product. Going forward, as Empro continues the launch of Spacelift, Empro expects to generate a limited amount of revenue from the sale of this product in Hong Kong (but not other parts of China) through its distribution partnership with the cosmetics retailing group Sasa. Empro does not currently seek to sell, and it does not anticipate that it will seek to sell in the near term, any of its other products, such as triangular eyebrow pencils or facemasks, in Hong Kong or anywhere else in China.

Further, Empro’s headquarters and all of its retail locations are located in Malaysia, rather than China or Hong Kong, and its business operations are not regulated by the authorities of China or Hong Kong. Empro does not at this time expect to establish a physical presence or open any locations in China or Hong Kong. Also, none of Empro’s directors or officers are based in China or Hong Kong, and Empro does not hold any assets in either China or Hong Kong.

The Amended DRS has been revised to reflect Empro’s limited involvement with China and Hong Kong, as described above. However, given Empro’s limited involvement with China and Hong Kong, and the fact that it is not regulated by China or Hong Kong authorities, we do not believe there is further need for more specific and prominent disclosures regarding legal and operational risks applicable to China-Based Companies.

Comment 40 General

Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

Response

In response to this comment, the Company advises the Staff that prior to the effective date of the registration statement, we will provide the Staff with all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d)of the Securities Act, whether or not they retain copies of the communications. To date, we are unaware that any such communications exist.

If you have any further questions or comments, or would like to discuss this response letter, please feel free to call the undersigned at (212) 326-0468 or to email the undersigned at mcampoli@pryorcashman.com.

Sincerely,

/s/ Michael T. Campoli

Michael T. Campoli
Pryor Cashman LLP

cc:	Coco Alex Yeoh